OM FINANCIAL LIFE INSURANCE COMPANY
                                OLD MUTUAL FINANCIAL NETWORK SEPARATE ACCOUNT VA
                                              1001 Fleet Street - 6th Floor, Law
                                                       Baltimore, Maryland 21202
                                                                Kenneth W. Reitz
                                                       Associate General Counsel
                                                            Office: 410-895-0196
                                                               Fax: 410-895-0085
                                                     E-mail:  ken.reitz@omfn.com

February 25, 2008

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Rebecca Marquigny - Office of Insurance Products

Re: OLD MUTUAL FINANCIAL NETWORK SEPARATE ACCOUNT VA ("REGISTRANT") FILE NOS. 333-142420 AND 811-21952
        POST-EFFECTIVE AMENDMENT #1 TO THE INITIAL REGISTRATION
        BEACON ADVISOR FLEXIBLE CONTRIBUTION DEFERRED VARIABLE ANNUITY
        AND
        FILE NOS. 333-137531 AND 811-21952
        POST-EFFECTIVE AMENDMENT #4 TO THE INITIAL REGISTRATION
        BEACON NAVIGATOR FLEXIBLE CONTRIBUTION DEFERRED VARIABLE ANNUITY


Dear Commissioners and Ms. Marquigny:

On Thursday, February 21, 2008, we received comments from Ms. Marquigny of the Commission with minor changes to the above-referenced registrations, which registrations are to add a guaranteed minimum accumulation benefit (GMAB) to both variable annuity products. We have requested an accelerated effective date for these registrations of March 3, 2008. This is to notify the Commission that it is our intent to incorporate those changes and changes outlined below in a Rule 485(b) registration for each product to be made on or about March 4, 2008 and before we beginning promoting the GMAB feature for each product.

CHANGES TO BOTH REGISTRATIONS:
o Subsequent to the date the registrations were filed with the Commission, we determined to make selection of the guaranteed minimum accumulation
        (GMAB) benefit therein to be in-lieu of and not in addition to electing the product's guaranteed minimum withdrawal benefit feature. The operations of the two tend to be mutually exclusive, so it does not benefit the investor to have and be paying for both. This change impacts the expense table information in the prospectus and disclosure regarding the GMAB benefit.
o We will correct potential inconsistencies between labeling in the expense table and textual description of GMAB charges to make it clearer the GMAB feature charges are monthly, not daily. (The separate account charges for other options product benefits are daily.)
o Errors noted by Ms. Marquigny will be reflected in the Rule 485(b) registrations made on or about March 4.

When we file the March 4 registrations, we will provide a courtesy paper copy to Ms. Marquigny marking the changes from the versions submitted with the above-referenced registrations.

TANDY REPRESENTATIONS

The Registrant hereby acknowledges:
o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and
o The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any question concerning this correspondence, please contact the undersigned by telephone at (410) 895- 0196 or by e-mail at Ken. Reitz@omfn.com.



Respectfully Submitted,

/s/  Kenneth W. Reitz